[Exhibit (a)(6)]
Other Employee Communications

[Cover memo to go to all participants via email with an election form/option statement, and offer document]

Dear Employees:

As you know from the e-mail you received from Donna Dubinsky today, our Board of Directors has authorized an Option Exchange Program. This voluntary program allows Handspring employees to cancel unexercised options in exchange for new options; the Handspring Compensation Committee will grant the new options no earlier than six months and one day after the existing options are canceled.

Attached you will find documents that describe all the terms and conditions of the Option Exchange Program in detail, including potential benefits and risks of participating in the program. Please take the time to carefully review the information and instructions in these documents. We think that the Question and Answer section beginning on page 1 of the Offer to Exchange will be particularly helpful to you in understanding the program and making a decision to participate or not to participate in the program. However, this Q&A is only a summary, and you should carefully review the remainder of the documents.

By Wednesday, April 24, 2002, under separate cover, you will receive an Election to Participate Form. If you decide to participate in the program, you must fill out, sign and return this form to Handspring Stock Administration by 9:00 p.m., Pacific Time, on May 17, 2002. If you do not return the form by this deadline, you cannot participate in the program. If you decide not to participate in the program, you should also indicate this on the form, sign and return to Stock Administration by 9:00 p.m., Pacific Time, on May 17, 2002.

Although our Board of Directors has approved the Option Exchange Program, neither we nor our Board of Directors makes any recommendation as to whether you should exchange or refrain from exchanging your options. We have not authorized any person to make any recommendation on our behalf as to whether you should participate in program. You must make your own decision whether to exchange your options.

If you have any questions regarding the Option Exchange Program, please contact Handspring Stock Administration at (650) 230-5398.

Sincerely

David Pine VP, General Counsel

[To be sent to participants via email by Ed Colligan following distribution of Donna Dubinsky's email announcing the Option Exchange Program]

By now you have seen Donna Dubinsky’s e-mail announcing Handspring’s Option Exchange Program.

We have scheduled the following informational meetings to answer all of your questions about the Program.

Mountain View Campus

In order to minimize overcrowding in the Café, we request you attend the meeting indicated (of course if you are unable to attend that meeting, please attend at the alternate meeting).

Date	Time	Last Name Beginning with

Thursday, April 18	9:00 – 10:30	L – Z
Thursday, April 18	11:00 – 12:30	A – K

Europe

Meetings will be held beginning the first week of May for employees in Europe (details about the dates and locations to follow).

Singapore

We have scheduled the following conference call with Handspring Stock Administration:

Tuesday, April 23 — 6:00 p.m. Pacific Time / Wednesday, April 24 — 9:00 a.m. Singapore Time:

A call in number will be distributed shortly.

If you are in other remote locations, or are unable to attend the meetings scheduled for your location, and you have questions that are not covered in the materials, please contact Handspring Stock Administration by email at stock@handspring.com, or by telephone at (650) 230-5398.

[To be sent to participants by stock administration via email within 72 hours of receipt of election form]

This e-mail confirms our receipt of your Election to Participate, which sets forth your election to exchange one or more of your unexercised options for cancellation and regrant in Handspring’s Option Exchange Program. This e-mail does not serve as a formal acceptance by Handspring of the options designated on your Election to Participate for cancellation and regrant, per the terms of the Offer to Exchange previously distributed to you and filed with the SEC. A formal notice of the acceptance/rejection of your options will be sent to you promptly after the expiration of the Offer to Exchange, which is currently scheduled to occur at 9 p.m. Pacific Time on May 17, 2002. Your election to exchange your options may be withdrawn at any time prior to the expiration of the Offer to Exchange by submitting a Notice of Withdrawal, which can be obtained from the Stock Administration Department or on Flipside.

If you have any questions about the Option Exchange Program, please contact Handspring Stock Administration by email at stock@handspring.com, or by telephone at (650) 230-5398.

Thank you

We've been able to add a subsequent meeting to review the Option Exchange Program, which will be tomorrow (Friday, April 19) at 3:00 p.m. in the cafe.

Please try to attend one of the informational meetings to hear the details about the program. All meetings will be held in the cafe, here's the schedule again:

Thursday, April 18	9:00 - 10:30 a.m.
Thursday, April 18	11:00 - 12:30 p.m.
Friday, April 19	3:00 - 4:30 p.m.

[To be sent to participants by stock administration via email within 72 hours of receipt of withdrawal form]

This e-mail confirms our receipt of your Notice of Withdrawal, which cancels or amends your participation in Handspring’s Option Exchange Program. You may change your election to exchange at any time prior to the expiration of the Offer to Exchange by submitting an Election to Participate or a Notice of Withdrawal, which can be obtained from the Stock Administration Department or on Flipside.

If you have any questions about the Option Exchange Program, please contact Handspring Stock Administration by email at stock@handspring.com, or by telephone at (650) 230-5398.

Thank you

[To be sent to participants by Stock Administration who have not submitted their election to participate — 1 week, 48 hours, 24 hours before deadline]

REMINDER — If you are electing to participate in the Option Exchange Program, the deadline to submit your Election to Participate is Friday, May 17th at 9:00 p.m. Pacific Time. We cannot accept late submissions, and therefore we urge you to respond early to avoid any last minute problems.

If you do not have an Election to Participate, please contact stock@handspring.com or 650-230-5398 to request one.

Even if you are not electing to tender any of your outstanding eligible options for exchange, you need to indicate this on the Election to Participate form and return it to Stock Administration by Friday, May 17th at 9:00 p.m. Pacific Time.